

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

April 14, 2008

<u>Via U.S. Mail and Facsimile</u>

Mr. Oscar Gonzalez Rocha
President and Chief Executive Officer
Southern Copper Corporation
11811 North Tatum Blvd. Suite 2500
Phoenix, Arizona 85028

> **RE:** **Southern Copper Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 14, 2008**
> **File No. 1-14066**

Dear Mr. Rocha:

We have reviewed your response letter dated April 4, 2008 and have the following comments. Please understand that these comments only relate to the Preliminary Proxy Statement filed on March 14, 2008. We may have additional comments on the 10-K filed February 29, 2008 and your response letter dated April 11, 2008. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy filed March 14, 2008

How do determine Each Element of Cash Compensation?, page 13

1.   We note your proposed response number one. Expand to address the following:

   • Specifically identify the Human Resource consulting firms that you use. Your
      statement that you utilize firms "such as Hay Group and Intergama" suggests
      that you use others as well.
   • The companies that comprise the "peer companies" in Mexico and Peru;
   • The manner in which you "factor…competitive salary information" into your
      decision making process; and
   • The manner in which you utilize "compilations of CEO compensation data" to
      verify if you are competitive in compensating your CEO.

Discretionary Cash Compensation, pages 16 and 19

2.   Expand your proposed response number two to indicate or cross-reference your
      "corporate goals."

Closing Comments

      As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filing includes all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the
      filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sean Donahue at (202) 551-3579 or, in his absence, me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: S. Donahue
S. Delanney (570-296-4247)